02038338

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May, 2002

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's (1) Interim Consolidated Financial Statements (Unaudited) as at March 31, 2002 and (2) Press Release announcing an agreement in principle has been reached to settle the securities class action lawsuit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: ______________________
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: Thursday, May 23, 2002

KPMG

ECI Telecom Ltd.
Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2002

ECI Telecom Ltd.
Interim Consolidated Financial Statements
(Unaudited)
As at March 31, 2002

Consolidated Financial Statements as at March 31, 2002

Contents

KPMG

Somekh Chaikin

Mail address
PO Box 609
Tel Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the three month period ended March 31, 2002

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at March 31, 2002, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the three month period then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 8% of the total consolidated assets as at March 31, 2002 and whose revenues constitute approximately 10% of the consolidated revenues for the three month period then ended. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01). Note 9 to the Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.

We call attention to Note 7 to the consolidated financial statements regarding legal procedures against the Company.

Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

May 3, 2002

Consolidated Balance Sheets as at

	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	$ in thousands	$ in thousands	$ in thousands
Assets			
Current assets			
Cash and cash equivalents	312,990	215,848	226,192
Short-term investments	9,658	28,691	7,126
Receivables:			
Trade	267,384	422,772	300,753
Other	47,213	62,408	66,361
Prepaid expenses	12,886	9,928	9,839
Recoverable costs and estimated earnings, not yet billed	13,568	39,265	30,368
Inventories	242,776	380,982	274,640
Total current assets	906,475	1,159,894	915,279
Long-term bank deposits and receivables, net	174,260	166,106	172,755
Investments	37,366	42,976	36,541
Property, plant and equipment			
Cost	321,054	341,463	323,891
Less – Accumulated depreciation	146,421	144,582	141,543
	174,633	196,881	182,348
Software development costs, net	25,370	28,547	27,086
Other assets	29,954	123,442	82,918
Total assets	1,348,058	1,717,846	1,416,927

Doron Inbar — President, Chief Executive Officer

S. M. Git

Shmuel Gitlin — Senior Vice President and Chief Financial Officer

Petah Tikva, May 3, 2002

	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	$ in thousands	$ in thousands	$ in thousands
Liabilities and shareholders' equity			
Current liabilities			
Short-term credits and current maturities of long-term debt	123,352	104,929	120,030
Trade payables	44,407	157,391	79,776
Other payables and accrued liabilities	189,556	234,735	180,780
Total current liabilities	357,315	497,055	380,586
Long-term liabilities			
Loans from banks	146,667	250,000	200,000
Other liabilities	11,247	10,411	11,573
Liability for employee severance benefits, net	27,716	28,014	28,338
Total long-term liabilities	185,630	288,425	239,911
Total liabilities	542,945	785,480	620,497
Minority Interest	52,557	29,755	41,574
Shareholders' equity			
Share capital	6,140	5,873	5,873
Capital surplus	622,975	680,732	656,614
Accumulated other comprehensive income (loss)	1,944	(923)	1,800
Retained earnings	121,497	329,501	173,567
	752,556	1,015,183	837,854
Treasury stock	-	(112,572)	(82,998)
Total shareholders' equity	752,556	902,611	754,856
Total liabilities and shareholders' equity	1,348,058	1,717,846	1,416,927

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Income

	Three months ended		Year ended
	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	$ in thousands	$ in thousands	$ in thousands
Revenues	194,694	252,510	1,014,629
Cost of revenues	119,211	183,924	698,049
Royalties to the government	3,821	(*)5,404	18,927
Inventory write-off	-	95,020	108,346
Gross profit (loss)	71,662	(31,838)	189,307
Research and development costs, net	27,709	43,642	141,406
Selling and marketing expenses	31,636	(*)44,012	155,684
General and administrative expenses	15,926	26,367	91,778
Amortization of acquisition – related intangible assets	440	6,038	17,946
Impairment of assets (Note 4B)	15,835	83,167	133,506
Liability for royalties payable to the Chief Scientist	-	-	8,394
Restructuring and spin-off expenses	-	7,496	24,522
Purchase of in-process research and development	-	-	916
Operating loss	(19,884)	(242,560)	(384,845)
Financial expenses	(6,243)	(8,955)	(27,806)
Financial income	7,534	15,253	33,776
Other income (expenses), net	10,714	(20,157)	(32,768)
Loss from continuing operations before taxes on income	(7,879)	(256,419)	(411,643)
Taxes on income	(4,677)	648	(221)
Loss from continuing operations after taxes on income	(12,556)	(255,771)	(411,864)
Company's equity in results of investee companies – net	(800)	546	(983)
Minority interest in results of subsidiaries – net	(1,518)	(812)	(2,383)
Loss from continuing operations	(14,874)	(256,037)	(415,230)
Gain (loss) from discontinued operation, net of income taxes	-	(2,108)	1,151
Cumulative effect of an accounting change, net (Note 4A)	(37,196)	1,703	1,703
Loss for the period	(52,070)	(256,442)	(412,376)

(*) Reclassified

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Income (cont'd)

	Three months ended		Year ended
	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	US$	US$	US$
Loss per share			
Basic and diluted loss per share:			
Continuing operations	(0.15)	(2.77)	(4.47)
Discontinuing operations	-	(0.02)	0.01
Cumulative effect of an accounting change, net	(0.37)	0.02	0.02
	0.52	(2.77)	(4.44)
Weighted average number of shares outstanding used to compute basic and diluted earnings per share – in thousands	100,430	92,455	92,896

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Comprehensive Income

	Three months ended		Year ended
	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	$ in thousands	$ in thousands	$ in thousands
Loss for the period	(52,070)	(256,442)	(412,376)
Other comprehensive income (loss):			
Cumulative effect of an accounting change, net	-	(2,631)	(2,631)
Unrealized gains from changes in the fair value of financial instruments	432	4,566	4,431
Realization of loss (gain) on available for sale securities, net	-	(3,766)	5,229
Unrealized holding losses on available for sale securities arising during the period, net	(288)	(390)	(6,527)
Total other comprehensive income (loss)	144	(2,221)	502
Comprehensive loss	(51,926)	(258,663)	(411,874)

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Number of shares	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Total shareholders' equity
			$ in thousands except share amounts				
Balance at January 1, 2002 (audited)	93,573,549	5,873	656,614	1,800	173,567	(82,998)	754,856
Unaudited							
Net loss for the three months ended March 31, 2002	-	-	-	-	(52,070)	-	(52,070)
Share issuance, net	13,160,000	263	(34,227)	-	-	82,998	49,034
Share issuance to employees	164,198	4	540	-	-	-	544
Net unrealized loss on available for sale securities	-	-	-	(288)	-	-	(288)
Amortization of deferred compensation expenses	-	-	48	-	-	-	48
Net unrealized gain on financial instruments	-	-	-	432	-	-	432
Balance at March 31, 2002 (unaudited)	106,897,747	6,140	622,975	1,944	121,497	-	752,556
Balance at January 1, 2001 (audited)	92,358,907	5,873	681,806	1,298	585,943	(117,490)	1,157,430
Unaudited							
Net loss for the three months ended March 31, 2001	-	-	-	-	(256,442)	-	(256,442)
Realization of gain on available for sale securities, net	-	-	-	(3,766)	-	-	(3,766)
Net unrealized loss on available for sale securities	-	-	-	(390)	-	-	(390)
Amortization of deferred compensation expenses	-	-	1,477	-	-	-	1,477
Sale of Company's stock	288,206	-	(2,551)	-	-	4,918	2,367
Cumulative effect of an accounting change - net	-	-	-	(2,631)	-	-	(2,631)
Net unrealized gain on financial instruments	-	-	-	4,566	-	-	4,566
Balance at March 31, 2001 (unaudited)	92,647,113	5,873	680,732	(923)	329,501	(112,572)	902,611

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Number of shares	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Total shareholders' equity
			$ in thousands except share amounts				
Balance at January 1, 2001 (Audited)	92,358,907	5,873	681,806	1,298	585,943	(117,490)	1,157,430
Audited							
Net loss for the year ended December 31, 2001	-	-	-	-	(412,376)	-	(412,376)
Cumulative effect of an accounting change, net	-	-	-	(2,631)	-	-	(2,631)
Net unrealized gain from change in the fair value of financial instruments	-	-	-	4,431	-	-	4,431
Realization of gain on available for sale securities, net	-	-	-	5,229	-	-	5,229
Net unrealized gain on available for sale securities	-	-	-	(6,527)	-	-	(6,527)
Amortization of deferred compensation expenses	-	-	3,208	-	-	-	3,208
Sale of treasury stock	1,214,642	-	(28,400)	-	-	34,492	6,092
Balance at December 31, 2001 (Audited)	93,573,549	5,873	656,614	1,800	173,567	(82,998)	754,856

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

	Three months ended		Year ended
	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	$ in thousands	$ in thousands	$ in thousands
Cash flows for operating activities			
Loss for the period	(52,070)	(256,442)	(412,376)
Adjustments to reconcile loss to cash provided by (used in) operating activities:			
Depreciation and amortization	14,345	21,106	71,281
Cumulative effect of an accounting change, net	37,196	(1,703)	(1,703)
Amortization of deferred compensation (including subsidiaries)	234	2,278	5,339
Loss on sale of property and equipment	1,391	896	1,778
Impairment of assets	15,835	83,167	133,506
Liability for royalties payable to the Chief Scientist	-	-	8,394
Capital loss (gain), net	(11,306)	7,953	23,352
Other - net (mainly deferred taxes)	1,463	(2,350)	(3,542)
In-process research and development costs	-	-	916
Company's equity in results of investee companies	800	(546)	983
Minority interest in net results of subsidiaries	1,518	812	2,383
Decrease (increase) in short-term investments	61	(3,707)	4,780
Decrease (increase) in trade receivables (including non-current maturities of bank deposits and trade receivables)	44,222	(*) (29,811)	62,445
Decrease in other receivables	16,620	4,570	11,336
Increase in prepaid expenses	(3,047)	(2,964)	(3,456)
Decrease (increase) in recoverable costs and estimated earnings - not yet billed	8,012	(15,034)	(11,542)
Decrease in inventories - including one- time write-off	31,864	7,421	95,349
Decrease in trade payable	(35,369)	(19,781)	(92,800)
Increase (decrease) in other payables and accrued liabilities	9,730	31,416	(10,529)
Increase (decrease) in other long-term liabilities	(326)	4,116	(275)
Decrease in liability for employee severance benefits, net	(622)	(367)	(79)
Net cash provided by (used in) operating activities	80,551	(168,970)	(114,460)

(*) Reclassified

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

	Three months ended		Year ended
	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	$ in thousands	$ in thousands	$ in thousands
Cash flows for investing activities			
Decrease (increase) in short-term investments, net	(2,881)	(9,331)	6,122
Software development costs capitalized	(3,474)	(5,488)	(19,407)
Investment in property, plant and equipment	(3,061)	(11,258)	(31,743)
Proceeds from sale of property, plant and equipment	154	213	2,158
Purchase of technology	-	(138)	(1,580)
Acquisition of investee companies	(1,783)	(684)	(1,266)
Long-term loans granted	(2,107)	(*) (11,081)	(19,776)
Long-term loans granted to investee companies	-	(184)	(184)
Proceeds from sale of activities and shares of investee companies	-	2,700	4,419
Proceeds from sale of available for sale securities	-	3,911	4,632
Repayment of due from related party	-	-	2,275
Sale of shares of consolidated subsidiary	20,302	-	-
Acquisition of newly consolidated subsidiaries (see Note A)	-	-	288
Proceeds from realization of a subsidiary (see Note B)	-	4,448	14,053
Net cash provided by (used in) investing activities	7,151	(26,892)	(40,009)

(*) Reclassified

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows (cont'd)

	Three months ended		Year ended
	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	$ in thousands	$ in thousands	$ in thousands
Cash flows from financing activities			
Proceeds from (repay of) long-term debt	(50,000)	250,000	250,000
Decrease in short-term credit, net	-	(126,872)	(162,487)
Sale of Company's stock held by a subsidiary	-	2,367	6,092
Proceeds from share issuance	49,034	-	-
Proceeds from share issuance to employees	544	-	-
Dividend pay to the minority	-	-	(481)
Net cash provided by (used in) financing activities	(422)	125,495	93,124
Effect of change in exchange rate on cash	(482)	(228)	1,094
Changes in cash and cash equivalents	86,798	(70,595)	(60,251)
Cash and cash equivalents at beginning of period	226,192	286,443	286,443
Cash and cash equivalents at end of period	312,990	215,848	226,192

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows (cont'd)

	Three months ended		Year ended
	March 31 2002	March 31 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Audited)
	$ in thousands	$ in thousands	$ in thousands
A. Acquisition of newly subsidiaries			
Current assets (other than cash)	-	-	2,174
Property, plant, equipment and other assets, net	-	-	(707)
Goodwill	-	-	(16,348)
In process research and development	-	-	(916)
Long-term liabilities	-	-	1,500
Minority interest	-	-	9,841
Capital gain on issue of shares to minority interest, in consideration for acquisition thereof	-	-	4,744
	-	-	288
B. Proceeds from realization of a subsidiary			
Current assets (other than cash)	-	2,772	8,468
Property, plant and equipment and other assets, net	-	322	6,364
Inventories	-	1,898	17,948
Investment in investee companies	-	-	(133)
Minority interest	-	-	(298)
Capital losses	-	(544)	(18,296)
	-	4,448	14,053
C. Non-cash activities			
Sale of fixed assets in return for shares in investee company		-	1,017
Exchange of shares in investee companies		-	449

The accompanying notes are an integral part of these interim financial statements.

Note 1 - General

These are interim consolidated financial statements, in a condensed format, as of March 31, 2002 and for the three-month period then ended. These interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2001 and their accompanying notes.

The Company's Board of Directors approved Management's recommendation that the company be split-up into five additional companies which will engage in different activities, as follows: Access (Inovia), Transport (Enavis), Optical Networks (Lightscape), Next generation Telephony Solutions (NGTS) and Wireless (Innowave).

As of the balance sheet date, five subsidiaries are operating and the related employees have been transferred to them and operate as branches of the Company till the date that the assets (including intangibles) and liabilities will be transferred into the new companies.

The transferring of the holding in the above mentioned subsidiaries to the shareholders was postponed mainly because of the slowdown in the global communications market and the decline in the demand for products of the Company.

Note 2 - Significant Accounting Policies

A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in Note 4(A) and 4(B) below.

B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

Note 3 - Financial Statements Denominated in U.S. Dollars

The interim consolidated financial statements have been prepared on the basis of historical cost convention and denominated in U.S. dollars.

Note 4 - Accounting Changes

A. In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Intangible Assets*. Statement 141 requires that the purchase method of accounting be used for all business combinations completed from July 1, 2001. Statement 141 also specifies that types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require that recognized intangible assets be amortized over their respective estimated useful lives. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. As to impairment in value, see SFAS 144 below.

The Company adopted the provisions of Statement 141 on July 1, 2001 and Statement 142 on January 1, 2002.

Statement 141 requires the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets.

In connection with the transitional impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between total fair value as defined above and carrying value of all the reporting segments is defined as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement requires that the difference be included in goodwill. This is the second step in assessing the impairment and it must be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the effect of a change in accounting principle in the Company's statement of earnings and will be recorded retroactively to January 1, 2002.

In the current period the Company applied the instructions of SFAS 142 and performed the valuation as provided in the said standard. Accordingly, a loss from a decline in value of goodwill, in the amount of $ 37,196 thousand, which is attributed mainly to Innowave was included as a cumulative effect of a change in accounting policy.

In the financial statements for the three month period ended March 31, 2002, and for the year ended December 31, 2001, amortization of goodwill was recorded in the amounts of $ 6,038 thousand and $ 17,946 thousand, respectively.

Note 4 - Accounting Changes (cont'd)

B. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No.144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. In addition, SFAS 144 requires the Company to show separately operations which have been disposed of (sold, abandoned or liquidated) or classified as up for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 from January 1, 2002.

As a result of the decline in the current period in the demand for products of Innowave, the management has updated its forecast of anticipated sales. Accordingly, in the current period a loss was recorded from the decline in value of other intangible assets in Innowave in the amount of $ 15,926 thousand.

C. See also Note 9E regarding the effect of adopting SAB 101.

Note 5 - Liens on Assets

A part of the existing and future liabilities of the Company towards Israeli banks is collateralized by certain pledges on certain assets (real estate in Israel), on certain rights (shares in ECtel, Lightscape and Inovia) and on certain rights, as well as by an unlimited "negative pledge" on the assets of the Company. As a precondition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company has to maintain certain financial ratios, such as equity capital, ratio of capital to assets, current ratio and a certain ratio of operating income to the Company's liabilities and ability to meet them. According to an agreement with the lending banks, the Company was to maintain these ratios since the third quarter of 2001.

In the first quarter of 2002, an agreement was signed with the said banks, according to which the financial ratios will be in effect from the third quarter of 2002 (hereinafter – the determining date), subject to certain conditions.

Furthermore, the Company is negotiating with the banks for changes of certain financial ratios which are implied from the said determining date.

Note 6 - Material Transactions in the Current Period

A. Repayment of long-term loans

During the quarter of the Company made an early repayment of a long-term loan from banks in the amount of $ 50 million.

B. Shareholders' equity

On December 6, 2001 an agreement was signed for the private placement of 12.5% of the share capital of the Company to a group of investors. During the quarter the shares were issued to the group of investors in consideration of $ 49 million (net of issuance expense). The allotment was partly executed from the treasury stock that was held by the Company.

C. Sale of investment

During the quarter the Company sold 8.5% of the share capital of EcTel and options that were issued in the past to its employees were converted into shares of EcTel. As a result the Company recognized a pre-tax gain of $ 12 million. Following the sale and conversion of options the Company's holding in EcTel decreased to 59%.

D. Sale of long-term notes

In the current period, the Company sold long-term notes of customers in the amount of $ 11,063 thousand to a bank. Subsequent to balance sheet date, the Company sold to the same bank additional long-term notes of customers in the amount of $ 3,249 thousand.

Note 7 - Legal Procedures

On June 12, 2001, six class action suits were filed by shareholders, against the Company and certain of its senior officers and directors, past and present. The class actions were filed in the name of persons who held shares in the Company during the period from May 2, 2000 to February 14, 2001 ("the investment period"). The plaintiffs claim fraud, a deceptive course of business and the publication of misleading financial statements, which injured purchasers of ECI stock during the investment period.

By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001.

Note 7 - Legal Procedures (cont'd)

On October 5, 2001, the Lead Plaintiff filed the first consolidated class action, which was dismissed by the court.

On December 7, 2001, Lead Plaintiff filed a second consolidated class action (the "second class action") against the Company, its CEO and the then CFO for violation of Sections 10(b) and 10b- 5 of the Securities Exchange Act of 1934 ("the Act") thereunder, and against the CEO and former CFO under Section 20(a) of the Act.

At hearings held on January 18 and 23, 2002, the Court denied Defendants' motion to dismiss the claims. A proposed joint discovery schedule has been agreed upon by the parties and submitted to the Court. The Court has not yet approved or disapproved the proposed schedule.

The Company believes that plaintiffs' claims have no basis and intends to vigorously defend the actions.

The parties are currently engaged in settlement negotiation. There can be no assurance that these negotiations will lead to a settlement of the litigation.

Note 8 - Segment Reports

1. Segment activities disclosure:

Segment information is presented in accordance with SFAS 131, "*Disclosures about Segments of an Enterprise and Related Information*." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L) prepared on a basis which is not necessarily consistent with U.S. generally accepted accounting principles.

Note 8 - Segments Reports (cont'd)

2. Operational segment disclosure:

The following financial information is the information that management uses for analyzing the business results. The figures are presented on a consolidated basis and reflect its presentation to the management.

	Three months ended March 31, 2002 (Unaudited)							
	Lightscape $ thousands	Enavis $ thousands	Innowave $ thousands	Inovia $ thousands	NGTS $ thousands	EcTel $ thousands	Other $ thousands	Consolidated $ thousands
Revenues	48,112	15,856	19,285	67,546	16,424	23,096	4,375	194,694
Gross profit (loss)	18,322	6,779	7,692	17,044	10,363	13,727	(2,265)	71,662
Operating expenses	19,690	7,629	7,110	16,752	10,164	9,752	4,614	75,711
Impairment of assets	-	-	15,835	-	-	-	-	15,835
Operating profit (loss)	(1,368)	(850)	(15,253)	292	199	3,975	(6,879)	(19,884)

	Three months ended March 31, 2001 (Unaudited)							
	Lightscape $ thousands	Enavis $ thousands	Innowave $ thousands	Inovia $ thousands	NGTS $ thousands	EcTel $ thousands	Other* $ thousands	Consolidated $ thousands
Revenues	53,373	36,754	35,157	63,635	18,165	18,210	27,216	252,510
Gross profit	(10,579)	14,208	4,078	(51,510)	(6,188)	10,473	7,680	(31,838)
Operating expenses	24,382	19,363	16,344	22,900	15,997	7,763	13,310	120,059
Impairment of assets	-	-	36,502	37,896	7,569	-	1,200	83,167
Restructuring expenses	-	2,128	3,318	462	-	-	1,588	7,496
Operating profit (loss)	(34,961)	(7,283)	(52,086)	(112,768)	(29,754)	2,710	(8,418)	(242,560)

* Including revenue of the business segments in the amount of $15,890 thousand.

Note 8 - Segments Reports (cont'd)

	Year ended December 31, 2001							
	Lightscape $ thousands	Enavis $ thousands	Innowave $ thousands	Inovia $ thousands	NGTS $ thousands	EcTel $ thousands	Other* $ thousands	Consolidated $ thousands
Revenues	210,089	101,667	123,234	332,338	83,204	80,598	83,499	1,014,629
Gross profit (loss)	42,746	37,926	33,180	(27,595)	38,306	46,783	17,961	189,307
Operating expenses	90,359	57,062	55,967	78,675	58,786	34,988	30,977	406,814
Impairment of assets	-	44,766	36,980	39,806	8,898	-	3,056	133,506
Restructuring and spin-off expenses	-	-	-	8,394	-	-	-	8,394
Liability for royalties payable to the Chief Scientist	1,778	6,131	5,141	4,365	840	-	6,267	24,522
Purchase of in-process research and development	-	-	-	-	-	916	-	916
Operating profit (loss)	(49,391)	(70,033)	(64,908)	(158,835)	(30,218)	10,879	(22,339)	(384,845)

* Including revenue of the business segments in the amount of $45,225 thousand.

Note 9 - Material Differences Between US and Israeli GAAP

The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

A. According to U.S. GAAP, available-for-sale securities are stated at market value. Any increase in their value is shown separately in shareholders' equity. According to Israeli GAAP, quoted securities which meet the definition of 'current investments' are stated at market value and any increase in their value is shown in the income statement. Quoted securities which do not meet the definition are shown at cost.

B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.

C. Commencing January 1, 2001, the Company has adopted Standard 133 – "Accounting for derivative Instruments and Hedging Activities".

The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements, based on the change in the currency rates of exchange during the reported period.

D. In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statements No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" (FAS 141 and FAS 142). FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of a provision for the decline in value of the goodwill, the loss will be presented as a separate item in the statement of operations after the provision for income tax and before the results of extraordinary items, but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and Standard No. 142 was applied by the Company beginning from the current period. According to Israeli GAAP the Company chose to apply SFAS 121.

Note 9 - Material Differences Between US and Israeli GAAP (cont'd)

E. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), became effective. SAB 101 deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of the year, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published - i.e. the fourth quarter of 2000 - if, in the opinion of management, they are appropriate to the economic and business environment in which the Company operates.

Note 9 - Material Differences Between U.S. and Israeli GAAP (cont'd)

The effects on the financial statements are as follows:

A. Consolidated Statements of Income

	Three months ended March 31, 2002			Three months ended March 31, 2001			Year ended December 31, 2001		
	As reported	Adjustment	According to Israeli GAAP	As reported	Adjustment	According to Israeli GAAP	As reported	Adjustment	According to Israeli GAAP
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Revenues	194,694	(743)	193,951	252,510	(8,957)	243,553	1,014,629	(35,366)	979,263
Cost of revenue (including inventory write-off)	123,032	(201)	122,831	(*)284,348	(5,753)	278,595	825,322	(11,184)	814,138
Selling and marketing expenses	31,636	(12)	31,624	(*)44,012	(629)	43,383	155,684	(1,598)	154,086
General and administrative expenses	15,926	-	15,926	26,367	8,494	34,861	91,778	-	91,778
Amortization of acquisition valued intangible assets	440	1,754	2,194	-	-	-	17,946	-	17,946
Impairment of assets	15,835	35,851	51,686	-	-	-	133,506	-	133,506
Financial expenses	7,534	432	7,966	15,253	1,703	16,956	33,776	1,475	35,251
Financial income	(6,243)	(288)	(6,531)	(8,955)	(4,156)	(13,111)	(27,806)	-	(27,806)
Other income (expenses)	10,714	-	10,714	(20,157)	-	(20,157)	(32,768)	-	(32,768)
Taxes on income	(4,677)	91	(4,586)	648	(45)	603	(221)	(30)	(251)
Company's equity in result of investee companies, net	-	-	-	-	-	-	-	-	-
Cumulative effect of an accounting change, net	(37,196)	37,196	-	1,703	(1,703)	-	1,703	(1,703)	-
Net loss	(52,070)	(704)	(52,774)	(256,442)	(15,270)	(271,712)	(412,376)	(22,842)	(435,218)

(*) Reclassified

Note 9 - Material Differences Between U.S. and Israeli GAAP (cont'd)

The effects on the financial statements are as follows: (cont'd)

B. Consolidated Balance Sheets

	As at March 31, 2002			As at March 31, 2001			As at December 31, 2001		
	As reported	Adjustment	According to Israeli GAAP	As reported	Adjustment	According to Israeli GAAP	As reported	Adjustment	According to Israeli GAAP
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Trade receivables	267,384	11,683	279,067	422,772	29,774	452,546	300,753	12,426	313,179
Inventories	242,776	(4,027)	238,749	380,982	(9,659)	371,323	274,640	(4,228)	270,412
Other assets	29,954	1,522	31,476	123,442	1,955	125,397	82,918	1,840	84,758
Other payables and accrued liabilities	189,556	165	189,721	234,735	1,914	236,649	180,780	177	180,957
Accumulated other comprehensive income (loss)	1,944	(1,944)	-	(923)	923	-	1,800	(1,800)	-
Shareholders' equity	752,556	9,013	761,569	902,611	20,156	922,767	754,856	9,861	764,717

ECI TELECOM LTD. ANNOUNCES AGREEMENT IN PRINCIPLE TO SETTLE CLASS ACTION SECURITIES LITIGATION

- Claims Against Individual Defendants – Dropped -

-- Settlement to be Paid by Company's Insurance Carriers --

PETAH TIKVA, Israel – May 20, 2002 – ECI Telecom Ltd. (Nasdaq: ECIL) announced today that it has reached an agreement in principle to settle the consolidated securities class action lawsuit. Under the terms of the agreement in principle, ECI and the plaintiffs will negotiate and seek court approval of the definitive settlement. This includes the establishment of a fund to cover the settlement to be paid by ECI's insurance carriers, and the dismissal of all claims without any liability or wrongdoing attributed to ECI.

In addition, and also subject to court approval, the plaintiffs have agreed to drop their claims against Doron Inbar, Chief Executive Officer of ECI, and against ECI's former Chief Financial Officer, the individual defendants in the class action lawsuit, without any liability or wrongdoing attributed to the individual defendants.

David Ball, Chairman of the Board of ECI, commented, "Although we believe that the claims are without merit and were prepared to vigorously defend ourselves against the action, we believe that it is in the best interest of the Company and its shareholders to end the expense and distraction of the lawsuit and focus our energy on the achievement of our long-term strategic goals."

Details regarding the shareholder litigation settlement will be communicated to members of the class prior to final court approval.

About ECI Telecom

ECI is a provider of advanced, telecommunications solutions. Focused mainly on the metropolitan optical and access markets, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to their customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
In Israel:
Daniel Chertoff: +972-3-926-6255, e-mail: Daniel.chertoff@ecitele.com
Kim Kelly: +972-3-926-6092, e-mail: kim.Kelly@ecitele.com
In the USA:
Joycelin McDonald +1-954-351-4456, e-mail joycelin.mcdonald@go.ecitele.com